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                             February 13, 2024

       Natasha Fernandes
       Chief Financial Officer
       IMAX CORP
       902 Broadway, Floor 20
       New York, NY 10010

                                                        Re: IMAX CORP
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Form 10-Q for
Fiscal Quarter Ended September 30, 2023
                                                            File No. 001-35066

       Dear Natasha Fernandes:

              We have reviewed your January 29, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 19,
       2023 letter.

       Form 10-Q for the Period Ended September 30, 2023

       Note 13. Segment Reporting, page 37

   1.                                                   We note your response
to comment 1. We note that the senior management team
                                                        including the CODM and
his direct reports meet regularly throughout the year to review the company's
performance and corporate strategies. Please tell us more about the financial information
provided and discussed at these meetings, including what type of financial information
is provided at the operating segment level and any levels below the operating segment
level.
   2. We note that there is a Chief Executive Officer of IMAX China. Please help us understand what his
role is. Please help us understand whether there is discrete financial information available
for IMAX China and who reviews this financial information.
   3. We note on your website you also indicate that management includes Craig Dehmel who
 Natasha Fernandes
IMAX CORP
February 13, 2024
Page 2
         is the EVP, Head of Global Distribution, IMAX Entertainment and SVP,
IMAX
         Corporation as well as Bruce Markoe who is the Senior Vice President of Post
         Production/Operations and DMR. Please tell us the role of these positions.
4. The titles of your management team refer to different entities, including IMAX
         Entertainment, IMAX Corporation, IMAX Global Theaters, and IMAX China. Please help us understand what each of these entities represent, including the operations associated with each entity, and how they correlate to your operating segments.
5.       The Content Solutions segment was managed by your CODM, Richard
Gelfond, as of
         September 30, 2023 and December 31, 2023 as the Chief Content Officer position was vacant. Please tell us the current status of the Chief Content Officer position.
6. We note that annual budgets are built up from the component unit level, which is below the operating segment level. Please provide us with the following additional details regarding your component units:
             Please tell us what your components consisted of as of September 30, 2023 and
              December 31, 2023 under each operating segment;
             Please tell us what discrete financial information is available at the component level as well as who it is provided to and how frequently; and
             Please tell us whether there are component level managers. If so, please share who they report to and their roles.

       Please contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if you
have questions regarding comments on the financial statements and related matters.



                                                              Sincerely,
FirstName LastNameNatasha Fernandes
                                                              Division of
Corporation Finance
Comapany NameIMAX CORP
                                                              Office of
Industrial Applications and
February 13, 2024 Page 2                                      Services
FirstName LastName